                                                                                                                                May 2, 2007

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attention:	Jim Rosenberg Ibolya Ignat Mary Mast
Re:	Forest Laboratories, Inc. Form 10-K for Fiscal Year Ended March 31, 2006 Filed on June 14, 2006 File No. 001-05438

Ladies and Gentlemen:

The Staff had one follow up comment regarding its letter dated January 18, 2007, which was communicated to Forest via teleconference on April 18, 2007. We previously responded to a January 18, 2007 letter; our response to your outstanding question is presented below. Staff comments are presented in italics and Forest’s response follows.

Please explain why there were no changes in estimates recorded for the quarter ended June 30, 2006.

Throughout each year a substantial effort is made to analyze the managed care environment, estimate the impact of managed care on our operations and project that impact into our financial forecasts. This effort reaches its peak during the preparation of our annual operating budgets, typically in the December – March timeframe.

With the enactment of the Medicare Modernization Act (Medicare Part D) effective January 2006, the analysis of managed care became more complex. It was anticipated that a substantial number of patients previously covered under the Medicaid program would now be covered under the new Medicare Part D program, as well as new enrollments into the system. The discounts offered could be easily estimated based on our historically offered discount programs and contracts; however the associated utilization or volume assumptions were a bigger challenge. The well-publicized slower than expected enrollment of eligible participants nationally further complicated our estimates of volume. Ultimately, we formed a basis for the utilization estimate which, combined with the estimated discount level, became the basis for our accrual requirements for the quarter ended March 31, 2006.

The overall discount levels for the quarter ended June 30, 2006 were essentially unchanged from the March 2006 quarter as no substantial changes in assumptions or contracting terms were noted. As of June 30, 2006, the actual claims received and settlements processed for Medicare Part D and Medicaid claims were judged to be insufficient in volume to use as the basis for determining the validity of the estimated discount levels, which we continue to believe were appropriate. With no indications to the contrary, the provision and reserve balances at June 30, 2006 were determined to be adequate and no change in estimate was deemed necessary. Changes in estimates throughout the remainder of the fiscal year ended March 31, 2007 were inconsequential.

                                                                 Very truly yours,

                                                                 FOREST LABORATORIES, INC.

                                                                 By:_____________________________

                                                                         Francis I. Perier, Jr.
                                                                         Senior Vice President - Finance and
                                                                         Chief Financial Officer
                                                                         Phone:       212-224-6647
                                                                         Facsimile:  212-224-6740